                             SECURITIES AND EXCHANGE COMMISSION
                                    Washington, DC 20549

                                        SCHEDULE TO

                 Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                           of the Securities Exchange Act of 1934

                           OFI Tremont Core Strategies Hedge Fund
                                      (Name of Issuer)

                           OFI Tremont Core Strategies Hedge Fund
                            (Name of Person(s) Filing Statement)

                               Shares of Beneficial Interest
                               (Title of Class of Securities)

                                         67084K103
                           (CUSIP Number of Class of Securities)

                                  Lisa I. Bloomberg, Esq.
                                 Two World Financial Center
                               225 Liberty Street, 11th Floor
                               New York, New York 10281-1008
                                       (212) 323-0560
            (Name, Address and Telephone Number of Person Authorized to Receive
          Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 CALCULATION OF FILING FEE

-------------------------------------------------------------------------------
Transaction Valuation: $61,500,121a    Amount of Filing Fee: $7,239b
-------------------------------------------------------------------------------

(a) Calculated as the estimated  aggregate  maximum  purchase price for twenty-five  percent of the Issuer's  outstanding shares of beneficial  interest based on the estimated total net asset value of the Issuer's outstanding shares of beneficial interest as of August 31, 2005.

(b)  Calculated at 0.00011770% of the Transaction Valuation.

[ ] Check  the box if any part of the fee is  offset  as  provided  by Rule  0-11(a)(2)  and identify  the  filing  with which the  offsetting  fee was  previously  paid.  Identify  the previous filing by registration  statement  number,  or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

[ ] Check the box if the filing  relates solely to  preliminary  communications  made before the commencement of a tender offer.

Check the  appropriate  boxes below to designate  any  transactions  to which the  statement relates:

  [  ]third-party tender offer subject to Rule 14d-1.
  [x] issuer tender offer subject to Rule 13e-4.
  [  ]going-private transaction subject to Rule 13e-3.
  [  ]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1:    SUMMARY TERM SHEET

The  information  required by Item 1 is  incorporated  by reference to the Repurchase  Offer
Notice (Exhibit (a)(1)(ii)), which is attached as an exhibit to this Schedule TO.

ITEM 2:    SUBJECT COMPANY INFORMATION

There is no  established  primary or  secondary  trading  market for the  securities.  As of
August 31, 2005,  the number of outstanding  shares of beneficial  interest of the Fund were
239,204.680.  Other  information  required by Item 2 is  incorporated  by  reference  to the
Repurchase  Offer Notice  (Exhibit  (a)(1)(ii))  and the  Repurchase  Request Form  (Exhibit
(a)(1)(iii)), which are attached as Exhibits to this Schedule TO.

ITEM 3:    IDENTITY AND BACKGROUND OF FILING PERSON

The name of the filing person is OFI Tremont Core  Strategies  Hedge Fund (the "Fund").  The
Fund's  address  is 6803  South  Tucson  Way,  Centennial,  Colorado  80112,  and the Fund's
telephone number is 1.866.634.6220.  The investment adviser of the Fund is OppenheimerFunds,
Inc.,  which is located at Two World Financial  Center,  225 Liberty  Street,  New York, New
York 10281-1008 (the "Adviser").  The investment manager is Tremont Partners, Inc., which is located at Corporate  Center at Rye, Suite C-300,  555 Theodore Fremd Avenue,  Rye, New York
10580 (the "Investment  Manager").  The distributor is  OppenheimerFunds  Distributor,  Inc.
(the  "Distributor").  The Fund's  Independent  Trustees are Clayton Yeutter,  Matthew Fink,
Robert  Galli,  Phillip  Griffiths,  Mary Miller,  Joel  Motley,  Kenneth  Randall,  Russell
Reynolds,  Joseph  Wikler,  Peter Wold and Brian Wruble.  The Fund's  Interested  Trustee is
John Murphy.  The Independent  Trustees and the Interested  Trustee together form the "Board of  Trustees".  The  address for each  Trustee,  except Mr.  Murphy,  is 6803 S. Tucson Way,
Centennial,  Colorado 80112-3924.  The address for Mr. Murphy is Two World Financial Center,
225 Liberty Street, New York, New York 10281-1008.

ITEM 4:    TERMS OF THE REPURCHASE OFFER

It is not  anticipated  that  the  Repurchase  Offer  will be  extended.  Other  information required by Item 4 is  incorporated  by reference to the  Repurchase  Offer Notice  (Exhibit
(a)(1)(ii))  and the Repurchase  Request Form (Exhibit  (a)(1)(iii)),  which are attached as
Exhibits to this Schedule TO.

ITEM 5:    PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Not Applicable.

ITEM 6:    PURPOSE OF TRANSACTION AND PLANS OR PROPOSALS OF THE FUND AND ITS AFFILIATES

The securities  acquired in the transaction will be retired.  Other information  required by
Item 6 is incorporated by reference to the Repurchase Offer Notice (Exhibit  (a)(1)(ii)) and
the Repurchase  Request Form (Exhibit  (a)(1)(iii)),  which are attached as Exhibits to this
Schedule TO.

ITEM 7:    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

The  information  required by Item 7 is  incorporated  by reference to the Repurchase  Offer
Notice (Exhibit  (a)(1)(ii)) and the Repurchase  Request Form (Exhibit  (a)(1)(iii)),  which are attached as Exhibits to this Schedule TO.

ITEM 8:    INTEREST IN SECURITIES OF THE FUND

As of August 31, 2005, the Adviser is the beneficial  owner of 111.86 shares (0.046%) of the
Fund.  Other  information  required by Item 8 is incorporated by reference to the Repurchase
Offer Notice  (Exhibit  (a)(1)(ii)) and the Repurchase  Request Form (Exhibit  (a)(1)(iii)),
which are attached as Exhibits to this Schedule TO.

ITEM 9:    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

No  persons  have  been  employed,  retained  or are to be  compensated  by the Fund to make solicitations or recommendations in connection with the Repurchase Offer.

ITEM 10:   FINANCIAL STATEMENTS

The following financial statements and information are incorporated by reference:

(1)   The Fund's  audited  financial  statements  included in the  Statement  of  Additional
      Information,  dated July 29,  2005 for the fiscal  year ended March 31, 2005 and filed on EDGAR on Form N-2 on July 29, 2005; and

(2)   The annual  financial  statements,  previously filed on EDGAR on Form N-CSR on June 6,
      2005,  which the Fund has prepared  and  furnished  to  Shareholders  pursuant to Rule
      30e-1  under the  Investment  Company  Act of 1940 and filed with the  Securities  and
      Exchange Commission pursuant to Rule 30e-1 under the Investment Company Act of 1940.

ITEM 11:   ADDITIONAL INFORMATION

(a)(1)      None.
(a)(2)      None.
(a)(3)      Not applicable.
(a)(4)      Not applicable.
(a)(5)      None.

(b)         None.

ITEM 12:   EXHIBITS

(a)(1)(i)  Cover Letter to Repurchase Offer.
(a)(1)(ii) Repurchase Offer Notice.
(a)(1)(iii) Form of Repurchase Request Form.
(a)(1)(iv) Form of Letter to Shareholders Regarding Acceptance of Tender of All Shares Held
            by Shareholders.
(a)(1)(v)  Form of Letter to Shareholders Regarding Acceptance of Tender of a Portion of
            Shares Held by Shareholders.
(a)(1)(vi) Form of Promissory Note for Payment Regarding Acceptance of Tender of All Shares
            Held by Shareholders.
(a)(1)(vii) Form of Promissory Note for Payment regarding Acceptance of Tender of a Portion of Shares Held by Shareholders.
(a)(2)      Not applicable.
(a)(3)      Not applicable.
(a)(4)      Not applicable.
(a)(5)      None.

(b)         Not applicable.

(d)         Not applicable.

(g)         None.

(h)         None.

ITEM 13:   INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

                                         SIGNATURE

After  due  inquiry  and to the  best  of my  knowledge  and  belief,  I  certify  that  the information set forth in this statement is true, complete and correct.

                                    OFI Tremont Core Strategies Hedge Fund

                                    By: /s/ Lisa I. Bloomberg
                                    Name: Lisa I. Bloomberg
                                    Title:   Assistant Secretary

Date: October 28, 2005

Exhibit (a)(1)(i)

                           OFI Tremont Core Strategies Hedge Fund
                            Corporate Center at Rye, Suite C-300
                                 555 Theodore Fremd Avenue
                                    Rye, New York 10580

October 28, 2005

Dear OFI Tremont Core Strategies Hedge Fund Shareholder:

OFI  Tremont  Core  Strategies  Hedge  Fund  is  a  closed-end,  non-diversified  management investment  company organized as a business trust in the Commonwealth of Massachusetts  (the
"Fund").  This notice is to inform you about your Fund's  offer to  repurchase  a portion of its  outstanding  shares of beneficial  interest  ("Shares") and to provide  instructions to
Shareholders  who would like to tender  some or all of their  Shares for  repurchase  by the
Fund. This Repurchase  Offer is intended to provide  liquidity to Shareholders  since Shares of the Fund are not redeemable  daily for cash nor are they traded on a stock exchange.  You can  offer  some  or all of  your  Shares  for  repurchase  only  during  one of the  Fund's
Repurchase Offers.

The Repurchase  Offer period will begin on November 1, 2005 and end on November 30, 2005. If you wish to sell any of your Shares during this tender  period,  you can do so in one of the following ways:

1.    If your Shares are held in your own name  (please  refer to your  account  statement), you can  complete  the  attached  Repurchase  Request  Form and  return it to  Tremont
      Partners,  Inc. by 12:00  Midnight,  Eastern Time (ET), on November 30, 2005. The Fund
      currently does not charge a processing fee for handling repurchase requests.

2.    If your Shares are held for your  retirement  plan by your  retirement  plan  trustee, your  retirement  plan trustee must submit the  repurchase  request for you.  They may charge a transaction fee for that service.

Please  refer  to your  Fund  Prospectus  and  the  enclosed  Repurchase  Offer  Notice  and
Repurchase  Request Form for more details.  If you are not interested in selling any of your
Shares at this time, you do not have to do anything and can disregard  this Notice.  We will contact you prior to the next Repurchase Offer.

An Early  Withdrawal  Charge equal to 1.00% of the value of Shares  repurchased  by the Fund will apply if the date as of which the Shares are to be valued for  purposes  of  repurchase is less  than one year  following  the  date of your  initial  investment  in the  Fund.  If applicable,  the Early Withdrawal  Charge will be deducted before payment of the proceeds of a repurchase.

--------------------------------------------------------------------------------------------
All requests to have Shares  repurchased must be received by Tremont  Partners,  Inc. at its office in Rye,  New York in good order no later than 12:00  Midnight  (ET),  on November 30,
2005 (the Repurchase Request Deadline).
--------------------------------------------------------------------------------------------

Please refer to the enclosed  Repurchase  Offer documents.  If you have any questions,  call your financial adviser or broker, or you can call Tremont Partners, Inc. at 1.914.925.2951.

Sincerely,

Tremont Partners, Inc.

                                                                          1234
Exhibit (a)(1)(ii)

--------------------------------------------------------------------------------------------
                           OFI TREMONT CORE STRATEGIES HEDGE FUND
--------------------------------------------------------------------------------------------
                                  REPURCHASE OFFER NOTICE
--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------
                     OFFER TO REPURCHASE SHARES OF BENEFICIAL INTEREST

                                      OCTOBER 28, 2005

                       THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
                         12:00 MIDNIGHT (ET), ON NOVEMBER 30, 2005
                                UNLESS THE OFFER IS EXTENDED

To the Shareholders of OFI Tremont Core Strategies Hedge Fund:

OFI Tremont Core Strategies Hedge Fund, a closed-end,  non-diversified management investment company organized as a business trust in the Commonwealth of Massachusetts (the "Fund"),  is offering to repurchase up to twenty-five  percent (25%) of the aggregate number of shares of beneficial  interest  of the Fund  ("Shares")  that are  tendered  by  Shareholders  and not withdrawn  prior to 12:00 Midnight (ET), on November 30, 2005,  subject to any extensions of the offer to  repurchase  Shares  ("Repurchase  Offer").  The amount due to any  Shareholder whose  Shares are  repurchased  will be equal to the value of the  Shareholder's  Shares (or portion  thereof  being  repurchased)  determined  as of  December  30,  2005,  or,  if  the
Repurchase  Offer is extended,  as of a date  designated by the Fund in an amended notice to
Shareholders (the "Valuation  Date"),  and based on the net asset value of the Fund's assets as of that date, less an early  withdrawal  charge,  if applicable.  Shareholders may tender all,  or a portion of,  their  Shares up to an amount  such that they  maintain  the minimum required capital account balance of $500,000 after the repurchase of Shares.

Investors  should  realize that the value of the Shares  tendered in this  Repurchase  Offer likely will change between  September 30, 2005 (the last time net asset value will have been calculated  before the start of this offer) and October 31, 2005 and  November 30, 2005 (the next time net asset value will be calculated)  and December 30, 2005,  when the value of the
Shares  tendered to the Fund will be  determined  for purposes of  calculating  the purchase price of such  Shares.  Investors  should also realize that  although the  Repurchase  Offer expires at 12:00  Midnight  (ET), on November 30, 2005,  or, if the offer is extended,  such time and dates as the Fund  designates  in an amended  notice to  Shareholders,  they remain
Shareholders  in the Fund until the Valuation Date. Any Shareholder who wishes to obtain the most recently  calculated net asset value of their Shares should contact  Tremont  Partners,
Inc. at 1.914.925.2951 during regular business hours.

Neither  the Fund nor its  Board of  Trustees  make any  recommendation  to any  Shareholder whether to tender or refrain from  participating in the Repurchase  Offer.  Each Shareholder must make an  independent  decision  whether to tender Shares and, if so, how many Shares to tender.

No person  has been  authorized  to make any  recommendation  on behalf of the Fund  whether
Shareholders  should tender pursuant to this Repurchase Offer. No person has been authorized to give any  information or to make any  representations  in connection with this Repurchase
Offer other than those  contained in this Repurchase  Offer or in the Fund's  Prospectus and
Statement of Additional  Information.  If given or made, any such  recommendations  and such information  must not be relied upon as having been  authorized by the Fund,  its Investment
Adviser, Distributor or Tremont Partners, Inc.

This  transaction  has not been  approved or  disapproved  by the  Securities  and  Exchange
Commission  nor  has  the  Securities  and  Exchange  Commission  or  any  state  securities commission  passed upon the  fairness or merits of such  transaction  or on the  accuracy or adequacy of the information  contained in this document.  Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Repurchase
Offer may be directed to Tremont Partners, Inc., the Fund's Investment Manager, at
1.914.925.2951.

                                     SUMMARY TERM SHEET

o     OFI Tremont Core  Strategies  Hedge Fund (the "Fund") is offering to  repurchase up to twenty-five  percent  (25%) of the aggregate  number of shares of beneficial  interest of the Fund ("Shares")  that are tendered by  Shareholders  and not withdrawn prior to 12:00
   Midnight  (ET),  on  November  30,  2005,  subject  to any  extensions  of the  offer  to repurchase Shares ("Repurchase  Offer"). If the Repurchase Offer is over-subscribed,  the
   Fund may repurchase only a pro rata portion of the shares  tendered by each  Shareholder.
   See Item 1 of the Repurchase Offer Notice.

o     The  Repurchase  Offer will remain open until 12:00  Midnight  (ET),  on November  30,
   2005, or if the Repurchase  Offer is extended,  such time and date as the Fund designates in an amended notice to Shareholders  ("Repurchase  Request  Deadline").  Net asset value will be calculated for this purpose as of December 30, 2005, or if the  Repurchase  Offer
   is extended,  as of a date  designated by the Fund in an amended  notice to  Shareholders
   (the "Valuation Date"). See Item 3 of the Repurchase Offer Notice.

o     Shareholders  must  determine  whether to tender their Shares prior to the  Repurchase
   Request  Deadline.  The net asset value at which the Fund will repurchase Shares will not be  calculated  until the  Valuation  Date.  The net asset  value can  fluctuate  and may fluctuate  between the date you submit a Repurchase  Request and the Valuation  Date. The net asset  value on the  Repurchase  Request  Deadline  and the  Valuation  Date could be higher or lower than on the date you submit a Repurchase  Request Form. See Item 4 of the
   Repurchase Offer Notice.

o     If the Fund accepts the tender of a Shareholder's  Shares, then the Fund will give the
   Shareholder  either cash or a  non-interest  bearing,  non-transferable  promissory  note
   ("Promissory  Note")  entitling  the  Shareholder  to receive an amount  equal to the net asset value of the Shares  tendered  determined as of December 30, 2005.  The  Promissory
   Note  will  entitle  the  Shareholder  to  receive  an  initial  payment  in cash  and/or marketable  securities  (where  determined to be necessary)  equal to at least 95% of the unaudited  net asset value of the Shares  tendered by the  Shareholder  that are accepted for purchase by the Fund (the "Initial  Payment")  which will be paid to the  Shareholder no later than 45 days after the Valuation Date or, if the Fund has requested  withdrawals of its capital from any hedge fund  ("Hedge  Fund") in which the Fund invests in order to fund the purchase of Shares,  no later than ten business days after the Fund has received at least 90% of the aggregate  amount  withdrawn  from such Hedge Funds.  The  Promissory
   Note will also entitle the  Shareholder to receive a contingent  payment (the "Post Audit
   Payment") equal to the excess,  if any, of (a) the net asset value of the Shares tendered and purchased as of the Valuation  Date, as it may be adjusted  based upon the results of the next annual audit of the Fund's financial  statements,  over (b) the Initial Payment.
   The Post Audit  Payment will be made promptly  after the  completion of the Fund's annual audit for its fiscal year ending  March 31, 2006 (which it expects  will be  completed 60 days after the fiscal year end). See Item 5 of the Repurchase Offer Notice.

o     An Early  Withdrawal  Charge equal to 1.00% of the value of Shares  repurchased by the
   Fund will  apply if the date as of which the  Shares  are to be valued  for  purposes  of repurchase  is less than one year  following  the date of your initial  investment in the
   Fund. If applicable,  the Early Withdrawal  Charge will be deducted before payment of the proceeds of a repurchase. See Item 11 of the Repurchase Offer Notice.

o     Shareholders  who tender part of their  Shares must leave an amount  equal to at least
   $500,000 (the  "Required  Minimum  Balance") in the Fund.  The Fund reserves the right to reduce  the  amount  of  Shares  repurchased  so that the  Required  Minimum  Balance  is maintained. See Item 7 of the Repurchase Offer Notice.

o     Following  this summary is a formal notice of the  Repurchase  Offer.  The  Repurchase
   Offer  remains open until 12:00  Midnight  (ET),  on November 30, 2005.  Until this time,
   Shareholders  have the right to change their mind and may withdraw their Shares submitted for repurchase. Shares withdrawn may be re-tendered,  however, provided that such tenders are made before the  Repurchase  Request  Deadline  by  following  the tender  procedures described herein. See Item 8 of the Repurchase Offer Notice.

o     Shareholders  who would like the Fund to  repurchase  all or a portion of their Shares should  complete,  sign and send the Repurchase  Request Form by regular mail,  certified mail, courier or express mail to Tremont Partners,  Inc., c/o OFI Tremont Core Strategies
   Hedge Fund,  Corporate  Center at Rye, Suite C-300,  555 Theodore Fremd Avenue,  Rye, New
   York 10580,  so long as it is received  before 12:00 Midnight (ET), on November 30, 2005.
   See Item 2 of the Repurchase Offer Notice.

o     The value of Shares may change  between  November 1, 2005 and November  30, 2005.  The net asset value of the Shares is  calculated  by the Fund based on  information  that the
   Fund receives from the Fund's Investment  Manager.  Shareholders may obtain the net asset value of their Shares by contacting Tremont Partners, Inc. at 1.914.925.2951.  See Item 3
   of the Repurchase Offer Notice.

o     Shares  tendered  pursuant to the  Repurchase  Offer may be withdrawn or a Shareholder may  change  the  amount of Shares  tendered  for  Repurchase  at any time prior to 12:00
   Midnight  (ET),  on November 30,  2005.  The Board of Trustees of the Fund may suspend or postpone  this  Repurchase  Offer only by a majority  vote of the  Trustees  (including a majority of the disinterested  Trustees).  Please note that just as Shareholders have the right to  withdraw  their  tendered  Shares,  the Fund has the  right to  cancel,  amend, suspend or  postpone  this  Repurchase  Offer any time before  12:00  Midnight  (ET),  on
   November 30, 2005.  Also realize that although the tender offer expires at 12:00 Midnight
   (ET), on November 30, 2005,  Shareholders  remain an investor in the Fund until  December
   30, 2005, when the net asset value of a  Shareholder's  Shares is calculated for purposes of determining  the repurchase  price of the Shares.  See Item 8 of the Repurchase  Offer
   Notice.

o     It is the  responsibility  of each Shareholder who elects to tender to confirm receipt of the  repurchase  request form with  Tremont  Partners,  Inc. to assure good  delivery.
   Please  send the  Repurchase  Request  Form to  Tremont  Partners,  Inc.  and not to your financial adviser.

                           FORMAL NOTICE OF THE REPURCHASE OFFER

1.    The Offer.  The Fund is offering to repurchase up to twenty-five  percent (25%) of the aggregate  number of shares of  beneficial  interest  of the Fund  ("Shares")  at a price equal to the  respective  net  asset  value  ("NAV"  or "Net  Asset  Value")  as of 12:00
   Midnight (ET) on the Valuation  Date (defined  below) upon the terms and  conditions  set forth in this Repurchase Offer Notice, the Fund's Prospectus,  and the related Repurchase
   Request Form.  Together,  those documents  constitute the "Repurchase Offer." The purpose of the  Repurchase  Offer is to  provide  liquidity  to  Shareholders  of the  Fund.  The
   Repurchase  Offer is not conditioned upon the tender for repurchase of any minimum amount of Shares. The Fund does not anticipate any extension of the Repurchase Offer.

   Shareholders may obtain the most recently calculated  information regarding the Net Asset
   Value of their Shares by contacting  Tremont  Partners,  Inc. at  1.914.925.2951,  Monday
   through Friday,  except holidays,  during normal business hours of 9:00 a.m. to 5:00 p.m.
   (ET).  The value of the Shares  tendered  by  Shareholders  likely  will  change  between
   September  30, 2005 (the last time Net Asset Value will have been  calculated  before the start of this offer) and October 31, 2005 and  November 30, 2005 (the next time Net Asset
   Value will be calculated) and December 30, 2005 (the "Valuation Date").

   The  repurchase  of Shares  pursuant  to the  Repurchase  Offer  will have the  effect of decreasing  the net assets of the Fund and  increasing  the  proportionate  shares in the
   Fund of  Shareholders  who do not tender their  Shares.  A reduction in the net assets of the Fund could limit the Fund's  access to certain  investment  opportunities,  cause the
   Fund to sell assets it would not have sold otherwise  (including public  securities),  or result in Shareholders  who do not tender their Shares bearing higher costs to the extent that  certain  expenses  borne by the Fund are  relatively  fixed and may not decrease if assets decline. The effects of decreased Fund size and the increased  proportionate share owned by  Shareholders  who do not tender may be reduced or eliminated to the extent that additional subscriptions for Shares are made from time to time.

2.    Repurchase  Request  Deadline  - How to Submit  Requests.  All  tenders  of Shares for repurchase  must be received in proper form (as  specified in this  Repurchase  Offer) by
   Tremont  Partners,  Inc. at its office in Rye, New York on or before 12:00 Midnight (ET), on November 30, 2005. Repurchase Requests submitted to Tremont Partners,  Inc. in writing must be sent to the  address  specified  in the  Repurchase  Request  Form.  Shareholders wishing to confirm receipt of the Repurchase  Request Form may contact Tremont  Partners,
   Inc. at  1.914.925.2951  or at the address set forth in the Repurchase  Request Form. The method  of  delivery  of any  documents  is at the  election  and  complete  risk  of the
   Shareholder  tendering his or her Shares,  including,  but not limited to, the failure of
   Tremont Partners, Inc. to receive the Repurchase Request Form or any other document.

3.    Valuation  Date.  Investors  should  realize that the value of the Shares  tendered in this Offer likely will change  between  September 30, 2005 (the last time Net Asset Value will have been  calculated  before the start of this  offer)  and  October  31,  2005 and
   November  30, 2005 (the next time Net Asset Value will be  calculated)  and  December 30,
   2005 (the  "Valuation  Date"),  when the value of the Shares tendered to the Fund will be determined  for purposes of  calculating  the purchase  price of such Shares  (unless the
   Repurchase  Offer is  extended,  then as of a date  designated  by the Fund in an amended notice to Shareholders).  The Fund's estimated  unaudited Net Asset Value per share since inception has been:

                  January 2003            $1,011
                  February 2003           $1,016
                  March 2003              $1,022
                  April 2003              $1,037
                  May 2003                $1,044
                  June 2003               $1,048
                  July 2003               $1,049
                  August 2003             $1,048
                  September 2003          $1,059
                  October 2003            $1,058
                  November 2003           $1,061
                  December 2003           $1,022
                  January 2004            $1,030
                  February 2004           $1,034
                  March 2004              $1,037
                  April 2004              $1,032
                  May 2004                $1,028
                  June 2004               $1,029
                  July 2004               $1,026
                  August 2004             $1,023
                  September 2004          $1,029
                  October 2004            $1,035
                  November 2004           $1,061
                  December 2004           $1,012
                  January 2005            $1,004
                  February 2005           $1,017
                  March 2005              $1,008
                  April 2005                $985
                  May 2005                  $990
                  June 2005               $1,002
                  July 2005               $1,021
                  August 2005             $1,028

   As of the close of  business on August 31,  2005,  there were  approximately  239,204.680
   Shares outstanding of the Fund.

4.    Net Asset  Value.  You must  determine  whether  to tender  your  Shares  prior to the
   Repurchase  Request  Deadline,  but the Net Asset Value at which the Fund will repurchase
   Shares  will not be  calculated  until  the  Valuation  Date.  The Net  Asset  Value  can fluctuate and may fluctuate  between the date you submit your Repurchase  Request and the
   Repurchase  Request  Deadline  and  the  Valuation  Date.  The  Net  Asset  Value  on the
   Repurchase  Request  Deadline and the Valuation Date could be higher or lower than on the date you  submit  a  Repurchase  Request.  Shareholders  may  obtain  the  most  recently calculated  information  regarding  the Net Asset  Value of their  Shares  by  contacting
   Tremont Partners, Inc. at 1.914.925.2951,  Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (ET).

5.    Payment for Repurchased  Shares.  If all Shares of a Shareholder are repurchased,  the
   Shareholder  will receive an initial  payment equal to 95% of the estimated  value of the
   Shares and the balance due will be determined and paid promptly  after  completion of the
   Fund's audit and be subject to audit adjustment.  The total amount that a Shareholder may expect to receive on the  repurchase  of the  Shareholder's  Shares (or portion  thereof)
   will be the value of the  Shareholder's  Shares (or portion  thereof  being  repurchased)
   determined  on the  Valuation  Date and based on the Net Asset Value of the Fund's assets as of that date, minus any Early Withdrawal  Charge,  if applicable.  This amount will be subject  to  adjustment  upon  completion  of the annual  audit of the  Fund's  financial statements for the fiscal year in which the repurchase is effected  (which it is expected will be completed within 60 days after the end of each fiscal year).

   If the Fund  accepts the tender of a  Shareholder's  Shares,  then the Fund will give the
   Shareholder  either cash or a  non-interest  bearing,  non-transferable  promissory  note
   ("Promissory  Note")  entitling  the  Shareholder  to receive an amount  equal to the net asset value of the Shares  tendered  determined as of December 30, 2005.  The  Promissory
   Note  will  entitle  the  Shareholder  to  receive  an  initial  payment  in cash  and/or marketable  securities  (where  determined to be necessary)  equal to at least 95% of the unaudited  net asset value of the Shares  tendered by the  Shareholder  that are accepted for purchase by the Fund (the "Initial  Payment")  which will be paid to the  Shareholder no later than 45 days after the Valuation Date or, if the Fund has requested  withdrawals of its capital from any hedge fund  ("Hedge  Fund") in which the Fund invests in order to fund the purchase of Shares,  no later than ten business days after the Fund has received at least 90% of the aggregate  amount  withdrawn  from such Hedge Funds.  The  Promissory
   Note will also entitle the  Shareholder to receive a contingent  payment (the "Post Audit
   Payment") equal to the excess,  if any, of (a) the net asset value of the Shares tendered and purchased as of the Valuation  Date, as it may be adjusted  based upon the results of the next annual audit of the Fund's financial  statements,  over (b) the Initial Payment.
   The Post Audit  Payment will be made promptly  after the  completion of the Fund's annual audit for its fiscal year ending  March 31, 2006 (which it expects  will be  completed 60 days after the fiscal year end). See Item 5 of the Repurchase Offer Notice.

6.    Increase  in Amount of  Shares  Repurchased;  Pro Rata  Repurchases.  If  Shareholders
   tender for  repurchase  more  outstanding  Shares than the Fund is offering to repurchase during the  offering  period,  the Fund may, in the  discretion  of the Board of Trustees
   (but is not  obligated to) increase the  outstanding  Shares that the Fund is offering to purchase  by  up to  two  percent  (2%)  on  the  Repurchase  Request  Deadline.  If  the
   outstanding  Shares tendered for repurchase  exceeds the amount that the Fund is offering to repurchase,  the Fund will  repurchase  only a pro rata portion of the Shares tendered by each  Shareholder.  There can be no assurance that the Fund will be able to repurchase all the Shares  that you tender  even if you tender all the Shares  that you own.  In the event of an  oversubscribed  Repurchase Offer, you may be unable to liquidate some or all of your Shares at Net Asset  Value.  You may have to wait until a  subsequent  Repurchase
   Offer to tender  the  Shares  that the Fund was  unable to  repurchase,  and you would be subject to the risk of Net Asset Value fluctuations during that time.

7.    Amount of  Tender.  Shareholders  may  tender  all or a  portion  of their  Shares.  A
   Shareholder  who tenders for repurchase  only a portion of its Shares will be required to maintain a minimum  account balance of $500,000 that is to be debited from the account of the Shareholder as of the date that the Fund values the Shares for  repurchase.  The Fund maintains the right to reduce the portion of Shares to be repurchased  from a Shareholder so that the required  minimum  balance is maintained.  The Fund will promptly  notify the
   Shareholder  if the tender of a portion of the Shares for  repurchase  would  reduce such shareholder's account balance to less than $500,000.

   The Fund may redeem all or part of a  Shareholder's  Shares if, among other reasons,  the
   Adviser  determines that it would be in the best interests of the Fund to do so. The Fund reserves  the  right  to  reduce  that  portion  of the  Shares  to be  purchased  from a
   Shareholder to maintain the  Shareholder's  account  balance at $500,000 if a Shareholder tenders a portion  of his Shares  and the  repurchase  of that  portion  would  cause the
   Shareholder's account balance to fall below this required minimum.

8.    Withdrawal  of  Tender of Shares  for  Repurchase.  Shares  tendered  pursuant  to the
   Repurchase  Offer may be withdrawn or the amount of Shares tendered for Repurchase may be changed at any time prior to 12:00 Midnight  (ET), on November 30, 2005 (the  "Repurchase
   Request  Deadline").  You must send a written  notice to Tremont  Partners,  Inc.  at the address  specified  in this  Repurchase  Request  Form  or the  Prospectus,  and  Tremont
   Partners,  Inc. must receive it before the Repurchase Request Deadline.  All questions to the form and  validity  (including  time of  receipt) of a notice of  withdrawal  will be determined by the Fund, in its sole  discretion,  and such  determination  shall be final and binding.  Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Repurchase Offer.  However,  withdrawn Shares may be re-tendered prior to the  Repurchase  Request  Deadline by  following  the  procedures  described  herein.  In addition,  Shares tendered  pursuant to the Repurchase  Offer may be withdrawn if not yet accepted  for  payment,  after the  expiration  of 40 days from the  commencement  of the
   Repurchase Offer.

9.    Suspension or Postponement of Repurchase  Offer. The Board of Trustees of the Fund may
   suspend  or  postpone  this  Repurchase  Offer only by a  majority  vote of the  Trustees
   (including a majority of the disinterested Trustees) and only:

   (A) for any period  during  which The New York Stock  Exchange or any market in which the securities owned by the Fund are principally  traded is closed,  other than customary weekend and holiday closings, or during which trading in such market is restricted;

   (B) for any period during which an emergency  exists as a result of which disposal by the
       Fund of securities owned by it is not reasonably  practicable,  or during which it is not  reasonably  practicable  for the Fund fairly to  determine  the value of its net assets; or

   (C) for such other periods as the  Securities  and Exchange  Commission may order for the protection of Shareholders of the Fund.

10.   Tax Consequences.  A tender of Shares pursuant to the Repurchase Offer will be treated
   as  a  taxable  sale  of  the  Shares  if  the  tender  (i)  completely   terminates  the
   Shareholder's  interest in the Fund, (ii) is treated under the Internal Revenue Code as a distribution  that is  "substantially  disproportionate"  or (iii) is  treated  under the
   Internal  Revenue  Code  as a  distribution  that  is "not  essentially  equivalent  to a
   dividend".   A  "substantially   disproportionate"   distribution  generally  requires  a
   reduction of at least 20% in the Shareholder's  proportionate  interest in the Fund after all Shares are  tendered.  A  distribution  "not  essentially  equivalent  to a dividend"
   requires that there be a  "meaningful  reduction" in the  Shareholder's  interest,  which should be the case if the  Shareholder has a minimal  interest in the Fund,  exercises no control over Fund affairs and suffers a reduction in his or her  proportionate  interest.
   The Fund intends to take the position that tendering  Shareholders  will qualify for sale treatment.  If the  transaction  is treated as a sale for tax purposes,  any gain or loss recognized  will be  treated  as a capital  gain or loss by  Shareholders  who hold their
   Shares as a capital  asset and as a  long-term  capital  gain or loss if such Shares have been held for more than twelve months.  If the  transaction is not treated as a sale, the amount  received  upon a sale of  Shares  may  consist  in whole  or in part of  ordinary dividend  income,  a return of capital or capital gain,  depending on the Fund's earnings and profits for its taxable year and the Shareholder's  basis in the Shares. In addition, if  any  amounts  received  are  treated  as a  dividend  to  tendering  Shareholders,  a constructive  dividend may be received by non-tendering  Shareholders whose proportionate interest in the Fund has been increased as a result of the tender.

   Shareholders  should consult their tax advisers  regarding the specific tax consequences, including state and local tax consequences,  of a repurchase of their Shares. Special tax rules apply to Shares repurchased from retirement plan accounts.

11.   Early  Withdrawal  Charges.  The Fund does not charge a special handling or processing fee for  repurchases.  However,  if you tender for repurchase  Shares that are subject to
   Early Withdrawal Charges as described in the Fund's  Prospectus,  and if those Shares are repurchased  by the Fund, the applicable  Early  Withdrawal  Charge will be deducted from the  proceeds of the  repurchase  of your  Shares.  If you ask the Fund to  repurchase  a specific dollar amount of your Shares,  and if the Shares are subject to Early Withdrawal charges,  then  (assuming  your  request  is not  subject  to  pro-ration)  the Fund will repurchase  an amount  sufficient  to pay the net proceeds you have  requested and enough additional Shares to pay the applicable Early Withdrawal Charge.

12.   Proper Form of Repurchase Request Documents.  All questions as to the validity,  form, eligibility  (including,  for example,  the time of receipt) and acceptance of repurchase requests will be determined by the Fund, in its sole discretion,  and that  determination will be final and binding.  The Fund  reserves the right to reject any and all tenders of repurchase  requests for Shares  determined not to be in the proper form, or to refuse to accept for  repurchase  any Shares if, in the opinion of counsel to the Fund,  paying for such Shares would be unlawful.  The Fund also reserves the absolute right to waive any of the conditions of this  Repurchase  Offer or any defect in any tender of Shares,  whether in  general  or with  respect  to any  particular  Shares  or  Shareholders.  The  Fund's interpretations  of the terms and conditions of this Repurchase  Offer shall be final and binding.  Unless waived,  any defects or  irregularities  in connection  with  repurchase requests  must be cured within the times as the Fund shall  determine.  Tenders of Shares will not be deemed to have been made until all defects or irregularities  have been cured or waived.

   Neither   the  Fund,   Tremont   Partners,   Inc.   (the  Fund's   Investment   Manager),
   OppenheimerFunds,   Inc.   (the  Fund's   Investment   Adviser),   nor   OppenheimerFunds
   Distributor, Inc. (the Fund's Distributor),  nor any other person is or will be obligated to give notice of any defects or  irregularities  in repurchase  requests  tendered,  nor shall any of them incur any liability for failure to give any such notice.

13.   Certain  Information  About  the Fund.  The Fund does not have any plans or  proposals that  relate to or would  result in:  (a) the  acquisition  by any  person of  additional
   Shares (other than the Fund's intention to accept  subscriptions  for Shares from time to time  in the  discretion  of the  Fund)  or the  disposition  of  Shares,  other  than as disclosed  in the  Prospectus;  (b)  an  extraordinary  transaction,  such  as a  merger, reorganization  or  liquidation,  involving  the  Fund;  (c) any  material  change in the present  distribution  policy or  indebtedness  or  capitalization  of the Fund;  (d) any change in the identity of the Investment  Manager,  Investment Adviser or Trustees of the
   Fund,  or in the  management  of the Fund  including,  but not  limited  to, any plans or proposals to change the number or term of the Trustees of the Fund,  to fill any existing vacancy  for a  Trustee  of the Fund or to change  any  material  term of the  investment advisory  arrangements with the Investment Adviser;  (e) a sale or transfer of a material amount of assets of the Fund (other than as the  Trustees  determine  may be necessary or appropriate to fund any portion of the repurchase  price for Shares acquired  pursuant to this Repurchase  Offer or in connection with the ordinary  portfolio  transactions of the
   Fund); (f) any other material change in the Fund's  structure or business,  including any plans or proposals to make any changes in its fundamental  investment  policy for which a vote would be required by Section 13 of the  Investment  Company Act of 1940;  or (g) any
   changes in the  Declaration of Trust or other actions that may impede the  acquisition of control of the Fund by any person.

   During the past 60 days,  other than the  acceptance of purchases for shares on September
   1, 2005 and October 3, 2005 no  transactions  involving  the Shares were  effected by the
   Fund, the Investment  Manager,  Investment Adviser or Trustees of the Fund, or any person controlling  either  the  Fund  or the  Investment  Manager,  Investment  Adviser  or any
   Trustees of the Fund.

14.   Miscellaneous.  The  Repurchase  Offer is not  being  made to,  nor  will  tenders  be accepted from,  Shareholders  in any  jurisdiction  in which the Repurchase  Offer or its acceptance  would not comply with the  securities or Blue Sky laws of such  jurisdiction.
   The Fund  reserves the right to exclude  Shareholders  from the  Repurchase  Offer in any jurisdiction  in which it is asserted that the Repurchase  Offer cannot lawfully be made.
   The  Fund  believes  that  such  exclusion  is  permissible  under  applicable  laws  and regulations,  provided  the Fund makes a good faith  effort to comply  with any state law deemed applicable to the Repurchase Offer.

Neither  the Fund nor its  Board of  Trustees  make any  recommendation  to any  Shareholder whether to tender or refrain from  participating in the Repurchase  Offer.  Each Shareholder must make an  independent  decision  whether to tender Shares and, if so, how many Shares to tender.

No person  has been  authorized  to make any  recommendation  on behalf of the Fund  whether
Shareholders  should tender pursuant to this Repurchase Offer. No person has been authorized to give any  information or to make any  representations  in connection with this Repurchase
Offer other than those  contained in this Repurchase  Offer or in the Fund's  Prospectus and
Statement of Additional  Information.  If given or made, any such  recommendations  and such information  must not be relied upon as having been  authorized by the Fund,  its Investment
Adviser, Distributor or Tremont Partners, Inc.

This  transaction  has not been  approved or  disapproved  by the  Securities  and  Exchange
Commission  nor  has  the  Securities  and  Exchange  Commission  or  any  state  securities commission  passed upon the  fairness or merits of such  transaction  or on the  accuracy or adequacy of the information  contained in this document.  Any representation to the contrary is unlawful.

For the Fund's current Net Asset Value and other  information  about this Repurchase  Offer, or for a copy of the Fund's  Prospectus,  call Tremont  Partners,  Inc. at 1.914.925.2951 or contact your financial adviser.

Dated:  October 28, 2005

Tremont Partners, Inc.

Exhibit (a)(1)(iii)

                              FORM OF REPURCHASE REQUEST FORM

--------------------------------------------------------------------------------------------
                           OFI TREMONT CORE STRATEGIES HEDGE FUND
--------------------------------------------------------------------------------------------
                                  REPURCHASE REQUEST FORM

To: OFI Tremont Core Strategies Hedge Fund

Please  repurchase the Shares of OFI Tremont Core Strategies  Hedge Fund designated below on the  Valuation  Date that  applies to this  Repurchase  Offer which  expires on November 30,
2005. I understand that if my repurchased  Shares are subject to an Early Withdrawal Charge, that charge will be deducted from the proceeds of my repurchased Shares.

---------------------------------------------------------------------------------
Name(s) of Registered Shareholders:
(Please fill in EXACTLY as listed
on your Fund statement):
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Your Account Number:
(Please fill in EXACTLY as listed
on your Fund statement):
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Your Daytime Telephone Number:       Area Code: (         ) Telephone No.:
---------------------------------------------------------------------------------

Shares Tendered for Repurchase:
(Please fill in ALL applicable information):
---------------------------------------------------------------------------------
|_|  Full Tender    Please tender all of my Shares.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
|_|  Partial Tender Please tender all but $________________ of my Shares
                    (Please Note: A $500,000 minimum balance must be retained.)
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
                    Please repurchase enough of my Shares so that I will
                    receive $___________________.
                    (If an Early Withdrawal Charge applies, enough of my Shares
|_|  Dollar Amount  will be repurchased, subject to pro-ration, to provide the net proceeds requested. Please Note: A $500,000 minimum
                    balance must be retained.)
---------------------------------------------------------------------------------

Payment and Delivery Instructions:

The proceeds of repurchased  Shares will be wired to you per the wire  instructions that you provide below.  Your  signature(s)  on this form must be guaranteed per the  instructions on the  following  page.  A  confirming  e-mail  will be sent to you when the  proceeds  of the repurchased shares are wired.

Wiring Instructions:    Bank Name:        __________________________________
                  ABA#:             __________________________________
                  Account Name:           __________________________________
                  Account #:        __________________________________
                  For Further Credit To:  __________________________________

PLEASE ASSURE THAT YOU SIGN THIS FORM WHERE INDICATED!

Please sign below and note the following important points:

o     Your  signature(s)  below MUST  CORRESPOND  EXACTLY  with the  names(s)  in which your
       Shares are registered.
o     If the Shares are held by two or more joint holders, ALL SHAREHOLDERS MUST SIGN BELOW.
o     If the Shares are held in a 403(b)(7) account,  you must have the custodian submit the request on your behalf.
o     If  the   Shares   are  held  in  the   name  of  a   trustee,   executor,   guardian,
       attorney-in-fact,  corporation, partnership or other representative capacity, include the name of the owner,  sign using your title and submit  evidence of your  authority in a form satisfactory to Tremont Partners, Inc.

ALL signatures must be guaranteed by one of the following:  U.S. bank, trust company, credit union or savings  association,  or by a foreign bank that has a U.S.  correspondent bank, or by a U.S.  registered dealer or broker in securities,  municipal  securities,  or government securities,  or by a U.S. national securities exchange, a registered securities  association or a clearing agency.

Date:_______________________________            Signatures(s) of owner(s)
                                          exactly as Shares are registered:
SIGNATURE(s) GUARANTEED BY:

____________________________________            _____________________________________
(Signature)                               (Signature of Owner)

____________________________________            _____________________________________
(Name)  (Title)                                 (Signature of Joint Owner)

If you have any questions about this form, call Tremont Partners, Inc. at 1.914.925.2951.

This form must be received by Tremont Partners,  Inc. by 12:00 Midnight ET November 30, 2005
(the repurchase  request  deadline),  if you want to sell some or all of your account of the
OFI Tremont Core Strategies Hedge Fund.  Repurchase  requests  received by Tremont Partners,
Inc. cannot be revoked after the repurchase request deadline.

               -------------------------------------------------------
                  SEND THIS FORM BY REGULAR MAIL, EXPRESS MAIL OR
                               OVERNIGHT COURIER TO:
                               Tremont Partners, Inc.
                      c/o OFI Institutional Hedge Fund Series
                        Corporate Center at Rye, Suite C-300
                             555 Theodore Fremd Avenue
                                Rye, New York 10580
                             Attention: Jhonny Quiroga
               -------------------------------------------------------

Neither  the Fund nor its  Board of  Trustees  make any  recommendation  to any  Shareholder whether to tender or refrain from  participating in the Repurchase  Offer.  Each Shareholder must make an  independent  decision  whether to tender Shares and, if so, how many Shares to tender.

No person  has been  authorized  to make any  recommendation  on behalf of the Fund  whether shareholders  should tender pursuant to this Repurchase Offer. No person has been authorized to give any  information or to make any  representations  in connection with this Repurchase
Offer other than those  contained in this Repurchase  Offer or in the Fund's  Prospectus and
Statement of Additional  Information.  If given or made, any such  recommendations  and such information  must not be relied upon as having been  authorized by the Fund,  its Investment
Adviser, Distributor or Tremont Partners, Inc.

This  transaction  has not been  approved or  disapproved  by the  Securities  and  Exchange
Commission  nor  has  the  Securities  and  Exchange  Commission  or  any  state  securities commission  passed upon the  fairness or merits of such  transaction  or on the  accuracy or adequacy of the information  contained in this document.  Any representation to the contrary is unlawful.

Exhibit (a)(1)(iv)

    FORM OF LETTER TO SHAREHOLDERS REGARDING ACCEPTANCE OF TENDER OF ALL SHARES HELD BY
                                        SHAREHOLDER

Date: __________

Dear Shareholder:

OFI Tremont Core  Strategies  Hedge Fund (the "Fund") has received and accepted for purchase your tender of your Shares in the Fund.

Because you have tendered and the Fund has purchased your entire  investment,  you have been paid a note  (the  "Note")  entitling  you  to  receive  an  initial  payment  of 95% of the estimated  repurchase  price  based  on the  unaudited  net  asset  value  of the Fund as of
December 30, 2005 (the "Valuation  Date"),  after  subtraction of any applicable 1.00% Early
Withdrawal  Charge  that  applies  if the date as of which the  Shares  are to be valued for purposes  of the  repurchase  is less  than one  year  following  the  date of your  initial investment in the Fund,  in  accordance  with the terms of the  Repurchase  Offer.  You will receive an initial  payment in this amount via wire or check,  as per your  instructions  on your Repurchase Request Form. In accordance with the terms of the Repurchase Offer,  payment will be made  within  forty-five  (45)  days of the  Valuation  Date  unless  the  Fund  has requested  a  withdrawal  of its  capital  from any  Portfolio  Fund(s) in order to fund the repurchase  of Shares,  in which case payment will be made ten (10)  business days after the
Fund has  received  at least 90% of the  aggregate  amount  withdrawn  by the Fund from such
Portfolio Funds.

The terms of the Note  provide  that a contingent  payment  representing  the balance of the purchase  price,  if any,  will be paid to you promptly  after the  completion of the Fund's
March 31, 2006 fiscal  year-end audit and is subject to fiscal  year-end  audit  adjustment.
This  amount  will be paid to you via  wire,  as per your  instructions  on your  Repurchase
Request Form. We expect the audit to be completed by the end of May 2006.

The Note is held by Tremont  Partners,  Inc. on your behalf for your safety and convenience.
Once  payment  has been made to you in full  under  the terms of the Note,  the Note will be cancelled.

Should you have any  questions,  please call your  financial  adviser or broker,  or you can call Tremont Partners, Inc. at 1.914.925.2951.

Sincerely,

Tremont Partners, Inc.

Exhibit (a)(1)(v)

FORM OF LETTER TO SHAREHOLERS REGARDING ACCEPTANCE OF TENDER OF A PORTION OF SHARES HELD BY
                                        SHAREHOLDER

Date: _____________

Dear Shareholder:

OFI Tremont Core  Strategies  Hedge Fund (the "Fund") has received and accepted for purchase your tender of a portion of your Shares in the Fund.

Because you have tendered and the Fund has purchased a portion of your investment,  you have been paid a note (the  "Note")  entitling  you to receive  payment of 100% of the  estimated repurchase  price based on the unaudited net asset value of the Fund as of December 30, 2005
(the "Valuation Date"),  after subtraction of the 1.00% Early Withdrawal Charge that applies if the date as of which the Shares are to be valued for purposes of the  repurchase  is less than one year following the date of your initial  investment in the Fund, in accordance with the terms of the  Repurchase  Offer.  You will  receive a payment in this amount via wire or check,  as per your  instructions  on your  Repurchase  Request Form. In accordance with the terms of the  Repurchase  Offer,  payment  will be made within  forty-five  (45) days of the
Valuation  Date unless the Fund has requested a withdrawal of its capital from any Portfolio
Funds in order to fund the  repurchase  of Shares,  in which case  payment  will be made ten
(10)  business  days  after  the Fund has  received  at least  90% of the  aggregate  amount withdrawn by the Fund from such Portfolio Funds.

The Note is held by Tremont  Partners,  Inc. on your behalf for your safety and convenience.
Once  payment  has been made to you in full  under  the terms of the Note,  the Note will be cancelled.

You remain a Shareholder  of the Fund with respect to the portion of your shares in the Fund that you did not tender.

Should you have any  questions,  please call your  financial  advisor or broker,  or you can call Tremont Partners, Inc. at 1.914.925.2951.

Sincerely,

Tremont Partners, Inc.

Exhibit (a)(1)(vi)

  FORM OF PROMISSORY NOTE FOR PAYMENT REGARDING ACCEPTANCE OF TENDER OF ALL SHARES HELD BY
                                        SHAREHOLDER

Pursuant to the Offer to Purchase (the "Repurchase  Offer") up to twenty-five  percent (25%)
of the Fund's  aggregate  outstanding  shares of beneficial  interest  ("Shares") at a price equal to the net asset value on the Valuation  Date upon the terms and  conditions set forth in the Repurchase  Offer,  OFI Tremont Core Strategies  Hedge Fund hereby promises to pay in cash,  in the  manner set forth  below,  to the  person  identified  below as the payee (the
"Payee")  an  amount  equal  to the  estimated  net  asset  value  of the  Shares  tendered, determined as of the Valuation  Date in accordance  with the asset  valuation  policy of the
Fund.

This note entitles the Payee to receive an initial  payment,  valued in accordance  with the terms of the Repurchase  Offer,  equal to at least 95% of the estimated  value of the Shares
(the  "Initial  Payment")  which  will be paid to the  payee  in the  form of a wire  within forty-five  (45) days after the Valuation  Date,  unless the Fund has requested a withdrawal of its capital from any Hedge Fund(s) in order to fund the  repurchase  of Shares,  in which case  payment will be made ten (10)  business  days after the Fund has received at least 90%
of the aggregate amount  withdrawn by the Fund from such Hedge Fund(s).  An Early Withdrawal
Charge of 1.00% of the value of Shares (or portion of Shares)  repurchased  by the Fund will apply if the date as of which the Shares  are to be valued for  purposes  of  repurchase  is less than one year  following  the date of the Payee's  initial  investment  in the Fund. If applicable,  the Early Withdrawal  Charge will be deducted before payment of the proceeds of a repurchase.

This note also entitles the Payee to a contingent  payment  equal to the excess,  if any, of
(x) the net asset value of the Shares (or  portion  thereof)  repurchased  by the Fund as of the date of such  repurchase,  determined based on the audited  financial  statements of the
Fund for the  Fiscal  Year in which  such  repurchase  was  effective  over (y) the  Initial
Payment.  The  contingent  payment is payable  promptly after the completion of the audit of the Fund's financial statements for the fiscal year ending March 31, 2006.

Both the  initial  and  contingent  payments  hereunder  shall  be paid in  cash,  provided, however,  that if the Fund's Board of Trustees  determines  that payment of all or a portion of the purchase  price by a distribution  of marketable  securities is necessary to avoid or mitigate any adverse effect of the  Repurchase  Offer on the remaining  Shareholders  of the
Fund, then such payment shall be made by distributing  such  marketable  securities,  all as more fully described in the Repurchase Offer.

Both the initial and contingent  payment of this note shall be made by wire to the Payee, as per the Payee's instruction on the Repurchase Request Form.

This note may not be pledged, assigned or otherwise transferred by the Payee.

This note shall be construed  according to and governed by the laws of the State of New York without giving effect to the conflict of laws principles thereof.  Any capitalized term used herein but not defined herein shall have the meaning ascribed to it in the Repurchase Offer.

Payee: _______________________
                                         OFI Tremont Core Strategies Hedge Fund

                                         By: _______________________________

Exhibit (a)(1)(vii)

 FORM OF PROMISSORY NOTE FOR PAYMENT REGARDING ACCEPTANCE OF TENDER OF A PORTION OF SHARES
                                    HELD BY SHAREHOLDER

Pursuant to the Offer to Purchase (the "Repurchase  Offer") up to twenty-five  percent (25%)
of the Fund's  aggregate  outstanding  shares of beneficial  interest  ("Shares") at a price equal to the net asset value on the Valuation  Date upon the terms and  conditions set forth in the Repurchase  Offer,  OFI Tremont Core Strategies  Hedge Fund hereby promises to pay in cash,  in the  manner set forth  below,  to the  person  identified  below as the payee (the
"Payee")  an  amount  equal  to the  estimated  net  asset  value  of the  Shares  tendered, determined as of the Valuation  Date in accordance  with the asset  valuation  policy of the
Fund.

This Note entitles the Payee to receive a payment,  valued in  accordance  with the terms of the  Repurchase  Offer,  equal to at least 100% of the  estimated  value of the Shares  (the
"Initial  Payment")  which  will be paid to the payee in the form of a check or wire  within forty-five  (45) days after the Valuation  Date,  unless the Fund has requested a withdrawal of its capital from any Hedge Fund(s) in order to fund the  repurchase  of Shares,  in which case  payment will be made ten (10)  business  days after the Fund has received at least 90%
of the aggregate amount  withdrawn by the Fund from such Hedge Fund(s).  An Early Withdrawal
Charge of 1.00% of the value of Shares (or portion of Shares)  repurchased  by the Fund will apply if the date as of which the Shares  are to be valued for  purposes  of  repurchase  is less than one year  following  the date of the Payee's  initial  investment  in the Fund. If applicable,  the Early Withdrawal  Charge will be deducted before payment of the proceeds of a repurchase.

The payment hereunder shall be paid in cash, provided,  however, that if the Fund's Board of
Trustees  determines  that  payment  of  all  or  a  portion  of  the  purchase  price  by a distribution  of marketable  securities is necessary to avoid or mitigate any adverse effect of the Repurchase  Offer on the remaining  Shareholders of the Fund, then such payment shall be made by  distributing  such  marketable  securities,  all as more fully  described in the
Repurchase Offer.

The payment of this Note shall be made by wire to the Payee, as per the Payee's  instruction on the Repurchase Request Form.

This Note may not be pledged, assigned or otherwise transferred by the Payee.

This Note shall be construed  according to and governed by the laws of the State of New York without giving effect to the conflict of laws principles thereof.

Any capitalized  term used herein but not defined herein shall have the meaning  ascribed to it in the Repurchase Offer.

Payee: _______________________

                                    OFI Tremont Core Strategies Hedge Fund

                                    By: _______________________________